Exhibit 1

     FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Eddie Heng
Tel: (852) 2555-5043	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Moriah Shilton

Lippert/Heilshorn & Associates, Inc.
Tel: (1 602) 978-7504 e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail:kirsten@lhai-sf.com

Global Sources Completes Purchase of 10 Percent Equity Stake in HC
International Creating China’s Largest B2B Media Strategic Partnership

NEW YORK, June 21, 2006 - Global Sources Ltd. (NASDAQ:GSOL) completed the purchase, announced on May 26th, of 47,858,000 HC International, Inc. (SEHK: 8292) shares from IDG Technology Venture Investment, Inc., representing an approximate 10 percent equity stake in HC International. Details of this purchase are set out below.

HC International now intends to invite Global Sources Chairman and CEO, Merle A. Hinrichs, to join HC International’s board as a non-executive director.

Option for Global Sources to increase equity stake in HC International

In addition to this purchase, Global Sources has an option to increase its equity stake in HC International by a further 35 percent approximately, at any time within the next 12 months.

If this option is exercised, Global Sources will be required under Hong Kong regulations to make a general offer for all HC International shares held by the public.

China’s largest B2B media strategic partnership brings new level of transparency to China

Global Sources chairman and CEO, Merle A. Hinrichs, said: “This formidable partnership between two leading media specialists completely changes the B2B landscape in China.

“From an investor point of view, this alliance allows us to greatly extend our business not only within China, but also from the world to China, and China to the world.

“As at March 31st, Global Sources has $126 million in cash and securities, no debt, as well as positive and increasing free cash flow. This puts us in a very strong position to leverage this partnership to drive growth and enhance value to customers.”

IDG Technology Venture Investment General Partner Li Jianguang said: “These two listed companies bring unmatched transparency to China’s B2B space. This is absolutely essential for customers and investors.

“Recently, the Investor Relations Global Rankings™ recognized Global Sources with the ‘Top 1 IR Website’ and ‘TOP 5 Disclosure Procedure’ awards. This is significant, notably in the China context, as the Awards highlight best practices in investor relations websites, earnings releases and disclosure processes.”

Largest China-centric B2B community with 4 million suppliers, 950,000 buyers

Together, the companies operate 72 industry-focused websites serving approximately 4 million suppliers and 950,000 buyers from 230 countries. Combined annual revenue was approximately US$150 million in 2005.

HC International Executive Director and CEO, Guo Fansheng said, “China’s future is to provide more than just low cost production. We believe China’s continuing success depends on its ability to innovate, and to create domestic and global brands synonymous with international quality and service. Together, our integrated marketing solutions will help China enterprises realize that goal.”

Hinrichs said: “From a customer standpoint, we are uniquely positioned to serve the export marketing needs of HC International’s clients. This will help even more suppliers participate in China’s export sector, which was valued at $762 billion in 2005, up 28 percent over 2004, according to China Customs statistics.

“Likewise, domestic opportunities are great, with China’s B2B transactions forecasted to more than triple from 2006 to reach $308 billion by the end of next year, according to Shanghai iResearch. Together, we offer powerful, proven solutions to China’s business community, not available anywhere else in the market.”

Details of the Purchase

Pursuant to a sale and purchase agreement entered into by Trade Media Holdings Limited, a wholly-owned subsidiary of Global Sources, IDG Technology Venture Investment, Inc. and International Data Group, Inc., Trade Media Holdings has completed its purchase from IDG Technology Venture Investment of 47,858,000 shares of HC International, representing approximately 10 percent of the issued share capital of HC International.

The total acquisition price paid by Trade Media Holdings was HK$77,027,451 (approximately US$9,875,314), based on HK$1.6095 per share (approximately US$0.2063 per share). This is subject to a potential additional future payment of HK$0.6497 per share (or approximately US$0.0833 per share), if and when certain conditions are met. These conditions and further details of the sale and purchase agreement, as well as the details of two call option deeds entered into by Trade Media Holdings, are set out in Form 6-K filed by Global Sources with the Securities and Exchange Commission on May 26, 2006 and in Form 20-F filed by Global Sources with the Securities and Exchange Commission on June 12, 2006.

Prior to the sale and purchase agreement, Global Sources owned 5,916,000 shares of HC International (representing approximately 1.24 per cent of the issued share capital of HC International). With the completion of the sale and purchase agreement, Global Sources and Trade Media Holdings together own an approximate 11.24 per cent equity interest in HC International.

Anglo Chinese Corporate Finance acted as financial advisor to Global Sources in relation to this transaction.

About Global Sources

Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 484,000 active buyers source more profitably from complex, overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 1.8 million products and more than 130,000 suppliers annually through 11 online marketplaces, ten monthly magazines, over 100 sourcing research reports and 14 trade shows, including six China Sourcing Fairs. Suppliers receive more than 6.6 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 35 years. In mainland China it has 1,400 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

About HC International

HC International is a leading e-commerce and business information services provider in the PRC. It has built up a reliable business platform for small and medium-sized enterprises based on advanced Internet search technology with full business information services to cater for the varying needs of commercial and industrial customers. The Group is principally engaged in the following businesses: online marketplace “Mai-Mai-Tong” and a sector search engine; trade catalogues and yellow page directories; market research and exhibitions. Supported by an extensive database and its proprietary sector search engine technology, the Group has launched a brand new online marketing tool - online trading platform “Mai-Mai-Tong”. This has become the largest web-based transaction center in China, which has 2.8 million registered users. The company was listed on the GEM Board of the Hong Kong Stock Exchange on 17 December 2003.

For further information on HC International, please visit: http://www.hcgroup.com

About IDGVC

IDGVC was founded in 1992 by International Data Group (IDG), a leading worldwide provider of information technology services. As one of the earliest American venture companies to enter the China market, IDGVC’s investment focus is on Internet, information services, software, telecommunications, networking technology, media and entertainment. Supported by IDG’s global resources, IDGVC has invested over US$300 million in more than 100 portfolio companies. Among its many successes are several companies now listed on the NASDAQ exchange, including Ctrip, Sohu, Baidu and JRJ. IDGVC also offers an array of value-added services and in-depth support for its portfolio companies in China. To date, IDGVC’s total fund under management in China has reached US $800 million.

About The Anglo Chinese Group

Founded in 1988 and headquartered in Hong Kong, Anglo Chinese is a leading independent investment banking company that focuses on the Greater China region, with offices in Hong Kong, Shanghai, Shenzhen and London, which are regulated by the Securities and Futures Commission in Hong Kong and the Financial Services Authority in the UK.

For more information, please visit www.anglochinesegroup.com .

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. Global Sources’ actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with its business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.